August 10, 2011
Issuer Free Writing Prospectus dated August 10, 2011
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated August 10, 2011
Registration Statement No. 333-174139
Carbonite, Inc.

Issuer:	Carbonite, Inc.

Shares offered by Carbonite, Inc.	5,366,473 shares of common stock

Shares offered by the selling stockholders:	883,527 shares of common stock

Over-allotment option:	The Issuer has granted the underwriters the option to purchase up to 937,500 shares of common stock to cover over-allotments

Public offering price:	$10.00 per share

Net proceeds to the Issuer:	Approximately $47.2 million net of underwriting discounts and commissions and estimated offering expenses (approximately $55.9 million if the over-allotment option is exercised in full)

Trade date:	August 10, 2011

Closing date:	August 16, 2011

CUSIP No.:	141337105

Participation by certain stockholders:	Entities affiliated with Menlo Ventures (“Menlo Ventures”) and entities affiliated with Crosslink Capital (“Crosslink Capital”) have been allocated the opportunity to purchase 800,000 and 1,200,000 shares, respectively, of common stock for investment purposes. Such purchases would be made at the public offering price. As of June 30, 2011, Menlo Ventures and Crosslink Capital beneficially owned 31.6% and 5.7%, respectively, of the Issuer’s shares of common stock prior to the offering (and would own 27.9% and 9.4%, respectively, after the closing of the offering if the respective maximum number of shares specified above are purchased). In addition, a member of the Issuer’s board of directors is a managing member of MV Management X, L.L.C., an affiliate of Menlo Ventures, and a member of the

Issuer’s board of directors is an affiliate of Crosslink Capital.

Restrictions on sale of securities:	The holders of approximately 97.1% of the Issuer’s outstanding shares of common stock (on the basis of shares outstanding prior to the offering) have executed lock-up agreements under which they have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities into or exercisable or exchangeable for shares of the Issuer’s common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC for a period of 180 days after the date of this communication (subject to possible extension under certain circumstances). The restrictions in the lock-up agreements will not apply to up to 3,000,000 shares purchased in the offering by certain existing stockholders, who are otherwise subject to such restrictions. However, certain of these stockholders may be deemed to be affiliates of the Issuer and subject to Section 16 of the Securities Exchange Act of 1934, as amended, and other securities laws, which may limit their ability or interest in selling or otherwise transferring such shares following the offering.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:	William Blair & Company, L.L.C. Canaccord Genuity Inc. Oppenheimer & Co. Inc. Pacific Crest Securities Inc.
The Issuer has filed a registration statement including a preliminary prospectus dated August 10, 2011 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 866-500-5408 or J.P. Morgan Securities LLC at 866-803-9204. You may also access the most recent preliminary prospectus dated August 10, 2011 included in Amendment No. 9 to the registration statement via the following link: http://www.sec.gov/Archives/edgar/data/1340127/000095012311075685/b86123a9sv1za.htm

This communication should be read in conjunction with the preliminary prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3